August 17, 2007

VIA EDGAR AND FACSIMILE (202) 772-9210

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Kronforst and Christine Davis

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2007
Filed June 4, 2007
File No. 000-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 24, 2007, relating to the Company’s Form 10-K for the fiscal year ended January 31, 2007 (File No. 000-14338) originally filed with the Commission on June 4, 2007 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended January 31, 2007

Item 1. Business

Marketing and Sales, page 11

1.	We note that you do business in the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you operate and do business.

The Company supplementally advises the Staff that it has offices in the Republic of South Africa and the United Arab Emirates. In addition, the Company sells products through a network of resellers and distributors located in Algeria, Angola, Botswana, Ghana, Ivory Coast,

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August 17, 2007

Kenya, La Reunion, Morocco, Mauritius, Mozambique, Namibia, Nigeria, Senegal, South Africa, Tanzania, Tunisia, Uganda, Zambia, Zimbabwe, Bahrain, Egypt, Israel, Jordan, Kuwait, Lebanon, Libyan Arab Jamahiriya, Oman, Palestinian Territory, Qatar, Saudi Arabia, and the United Arab Emirates. Further, during the period February 1, 2006 to January 31, 2007, the Company sold directly to customers in Equatorial Guinea, Kuwait, Lebanon, Nigeria, Qatar, Saudi Arabia, South Africa and the United Arab Emirates.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2007 Net Revenues Compared to Fiscal 2006 Net Revenues, page 51

2.	In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that changes in revenue are due to an increase in new seats and crossgrades, sales of subscription contracts, and increases from the acquisition of Alias, but you give no indication as to the relative impact of each factor. You also disclose that sales of new seats increased due to volume growth and higher average sales prices but have not quantified the amount of the change in reported sales that is attributable to changes in volume versus changes in price. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company advises the Staff that, in its future public filings on Form 10-K and Form 10-Q, the factors that have impacted revenue will be quantified in the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Specifically, in response to the Staff’s comments, we intend to include a disclosure such as the following:

The increase in net revenues during fiscal 2007, as compared to fiscal 2006, was due to a 20% increase in revenue from the sales of new seats, from $785.6 million to $938.6 million, a 54% increase in maintenance revenue from the sales of subscription contracts, from $275.4 million to $423.9 million, and a 27% increase in cross-grade revenues, from $81.2 million to $102.8 million in fiscal 2007. Revenue from the sale of new seats was driven by increased revenues in our AutoCAD, AutoCAD LT, and our 3D products. Nearly all of the increase in new seat revenues from these products was driven by volume growth rather than changes in sales prices. Volume growth increased due to the release of our 2008 family of products. We experienced strong growth in all three of our

Securities and Exchange Commission

August 17, 2007

geographic regions and strong growth rates in the emerging economies of Asia/Pacific, Eastern Europe and the Middle East and Latin America. These increases were partially offset by a 21% decline in revenue from upgrades resulting primarily from the relatively smaller size of the upgradeable base of our AutoCAD-based products during fiscal 2007 compared to the upgradeable base of our AutoCAD-based products as of the same period in the prior fiscal year.

3.	We note that, in your discussion of revenue, you refer to an increase in seats and changes in your installed base of products and subscriptions. We also note that you disclose information about the number of seats and installed base in your earnings release which was furnished on Form 8-K on May 17, 2007. Please describe to us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing these metrics in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

The Company advises the Staff that, in its future public filings on Form 10-K and Form 10-Q, the number of commercial seats of 3D products added during the relevant period will be quantified in the “Results of Operations” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Currently, management uses this data to monitor the growth of the model based 3D business and the relevant products. Specifically, in response to the Staff’s comments regarding number of seats, we intend to include a disclosure such as the following:

Combined revenues from the Company’s model based 3D products, Inventor, Revit and Civil 3D increased XX% as compared to fiscal 2006, to $XX million or XX% of net revenues. In total, Autodesk shipped more than XXX,XXX commercial seats (which includes new seats and crossgrade seats) of model based 3D products, including XXX,XXX seats of Inventor, XX,XXX seats of Revit, and XX,XXX seats of Civil 3D.

The Company respectfully advises the Staff that it intends to continue disclosing maintenance-installed base metrics as described on page 49 of the Form 10-K, as this information is a key variable which can assist an investor’s understanding and evaluation of the Company’s on-going business.

Liquidity and Capital Resources, page 65

4.	We note that you provide no substantive discussion of cash flows from operating activities. In this regard, we note that there were material changes in working capital, but you have

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August 17, 2007

not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

The Company advises the Staff that, in its future public filings on Form 10-K and Form 10-Q, a more substantive discussion of cash flows from operating activities will be disclosed in the “Liquidity and Capital Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This discussion will also address material changes in the underlying drivers that affect these cash flows and the underlying reasons for changes in working capital items that affect operating cash. Specifically, in response to the Staff’s comments, we intend to include more detailed and specific disclosure, such as the following:

Net cash flows provided by operating activities increased $161.2 million in fiscal 2007 compared to the prior fiscal year. Although our net income for fiscal 2007 decreased by $43.9 million from the prior fiscal year, the decrease in net income was offset by an increase in non-cash charges for stock-based compensation expense of $94.3 million in fiscal 2007 compared to $4.6 million in fiscal 2006. The increase in our stock-based compensation expense was due to our adoption of Statement of Financial Accounting Standards No. 123 – revised 2004, “Share-Based Payment,” (“SFAS 123R”) on February 1, 2006. Also contributing to the increase in net cash flows provided by operating activities was an increase in cash provided by deferred revenue, driven by a higher installed base of customers on maintenance contracts. Changes in deferred revenue contributed $35.4 million to the increase in net cash flows provided by operating activities for fiscal 2007 compared to fiscal 2006. In addition, net cash flows from operating activities benefited by a net increase of $44.0 million from changes in our deferred taxes and accrued income taxes resulting from the utilization of tax loss carryforwards in fiscal 2007 and from the American Jobs Creation Act of 2004 and future tax benefits associated with employee stock option exercises in fiscal 2006.

The overall increase in our net working capital of $356.5 in fiscal 2007 compared to the prior fiscal year was primarily due to a decrease in the use of our cash for repurchases and retirements of our common stock of $292.2 million in fiscal 2007 compared to the prior fiscal year. A decrease in proceeds from the issuance of common stock in fiscal 2007 compared to the prior fiscal year partially offset the increase in net working capital

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August 17, 2007

by $70.4 million. Due to our voluntary stock option review during fiscal 2007, we were not current with our reporting obligations under the Securities Exchange Act of 1934 during the second half of fiscal 2007. As a result, we were unable to repurchase any of our common stock or issue shares under our 1998 Employee Qualified Stock Purchase Plan during the second half of fiscal 2007.

Net cash flows provided by operating activities increased $41.9 million in fiscal 2006 compared to the prior fiscal year. The increase in net cash provided by operating activities was primarily attributable to an increase in net income of $112.5 in fiscal 2006 compared to the prior fiscal year. Changes in accrued expenses partially offset the increase in cash provided by operating activities by $55.0 million. Accrued expenses decreased during fiscal 2006 reflecting a use of cash for that year. In fiscal 2007, accrued expenses increased adding to cash provided by operating activities. Changes in these balances were primarily driven by changes in our bonus and other incentive compensation accruals. These accruals fluctuate year over year based on how the Company performs relative to its financial targets and other objectives. In addition, changes in accounts receivable, due to increasing revenue, also partially offset the increase in net cash flows provided by operating activities by $15.8 million.

The overall decrease in net working capital of $81.7 million in fiscal 2006 compared to the prior fiscal year was primarily due to our purchase of Alias Systems Holdings, Inc. for $196.8 million in cash during fiscal 2006.

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In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me at (415) 507-6662. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126, as well as that of Mr. Bochner of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811. Thank you for your assistance.

Securities and Exchange Commission

August 17, 2007

Sincerely,

AUTODESK, INC.

/s/ PASCAL W. DI FRONZO
Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

cc:	Steven E. Bochner, Esq, Wilson Sonsini Goodrich & Rosati
Sam Lazarakis, Ernst & Young LLP